SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO.1 to

SCHEDULE TO

(Rule 13e-4)

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

MaxLinear, Inc.

(Name of Subject Company (Issuer) and Filing Person (Offeror))

Options to Purchase Class A and Class B Common Stock, $0.0001 par value

(Title of Class of Securities)

57776J100

(CUSIP Number of Class of Securities’ Underlying Common Stock)

Kishore Seendripu, Ph.D.

President and Chief Executive Officer

MaxLinear, Inc.

2051 Palomar Airport Road, Suite 100

Carlsbad, California 92011

(760) 692-0711

(Name, address and telephone numbers of person authorized to receive notices and communications on behalf of filing person)

Copy to:

Robert F. Kornegay

Anthony G. Mauriello

Wilson Sonsini Goodrich & Rosati

Professional Corporation

12235 El Camino Real, Suite 200

San Diego, California 92130-3002

(858) 350-2300

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$4,285,714	$491.15

*	Estimated solely for purposes of calculating the amount of filing fee pursuant to Rule 0-11 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). The calculation of the transaction valuation assumes that eligible options to purchase 2,660,230 shares of Class A common stock and Class B common stock of MaxLinear, Inc. having an aggregate value of $4,285,714 as of April 18, 2012 will be exchanged or cancelled pursuant to this offer. The aggregate value of such securities was calculated based on the Black-Scholes option pricing model.
**	The amount of the filing fee, calculated in accordance with Rule 0-11(b) under the Exchange Act, equals $114.60 per million of the aggregate amount of the transaction value. The transaction valuation set forth above was calculated for the sole purpose of determining the filing fee, and should not be used for any other purpose.
☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Not applicable.
Form or Registration No.:	Not applicable.
Filing party:	Not applicable.
Date filed:	Not applicable.
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer. ☐

This Amendment No. 1 amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on April 20, 2012 (the “Schedule TO”), relating to an offer by MaxLinear, Inc., a Delaware corporation (“MaxLinear” or the “Company”) to exchange (the “Exchange Offer”) certain outstanding options to purchase up to an aggregate of 1,825,471 shares of the Company’s Class A common stock and an aggregate of up to 827,010 shares of the Company’s Class B common stock, whether vested or unvested, that (i) have an exercise price per share greater than $5.00 (or if higher, the closing sales price of MaxLinear’s Class A common stock on the expiration date of the offer), (ii) were granted under either the MaxLinear 2010 Equity Incentive Plan (the “2010 Plan”) or the MaxLinear 2004 Stock Plan (the “2004 Plan,” and together with the 2010 Plan, the “Plans”), and (iii) are held by Eligible Employees (as defined below), except as otherwise described in the Offer to Exchange (the “Eligible Options”).

An “Eligible Employee” refers to an employee or consultant who is providing services to the Company or any of its subsidiaries in the United States, China, Hong Kong, Japan, the Republic of Korea and Taiwan as of the start of the Exchange Offer and who remains in our service through the expiration of the Exchange Offer and the RSU grant date. Our executive officers (excluding Kishore Seendripu, Ph.D., our Chairman and Chief Executive Officer and Curtis Ling, Ph.D., our Chief Technical Officer) are Eligible Employees and therefore may participate in the Exchange Offer. Members of our board of directors, including members of our board who are also employees of MaxLinear, are not Eligible Employees and therefore may not participate in the Exchange Offer.

Pursuant to Rule 12b-15 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), this Amendment No. 1 amends and supplements only Item 4 of the Schedule TO in the manner set forth below. All other items and exhibits contained in the Schedule TO remain unaffected.

This Amendment No. 1 is filed in satisfaction of the reporting requirements of Rule 13e-4(c)(4) promulgated under the Exchange Act. This Amendment No. 1 is the final amendment being filed in order to report the results of the Offer. Except as amended and supplemented hereby, all terms of the Offer and all disclosure set forth in the Schedule TO remain unchanged.

Item 4.	Terms of the Transaction.

(a) Material Terms.

Item 4 of the Schedule TO is hereby amended to add the following information.

“The offer expired on May 18, 2012 at 9:00 p.m. Pacific Time. A total of 148 Eligible Employees participated in the Exchange Offer. Pursuant to the terms and conditions of the Exchange Offer, the Company accepted for exchange Eligible Options to purchase 1,327,171 shares of the Company’s Class A common stock and 591,242 shares of the Company’s Class B common stock, representing approximately 72% of the total shares underlying the Eligible Options. All surrendered options were cancelled, and immediately thereafter, the Company issued a total of 959,222 restricted stock units in exchange therefore, pursuant to the terms of the Exchange Offer and the Plans. One share of the Company’s Class A common stock is issuable upon the vesting of each restricted stock unit.”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

MAXLINEAR, INC.

/S/ ADAM C. SPICE
Adam C. Spice
Chief Financial Officer

Date: May 21, 2012

INDEX TO EXHIBITS

Exhibit Number	Description
(a)(1)(A)*	Offer to Exchange Certain Outstanding Options for Restricted Stock Units, dated April 20, 2012.
(a)(1)(B)*	Launch Announcement E-mail, dated April 20, 2012.
(a)(1)(C)*	Election Form.
(a)(1)(D)*	Forms of Confirmation E-mail.
(a)(1)(E)*	Forms of Reminder E-mail.
(a)(1)(F)	Form of Restricted Stock Unit Agreement (U.S.) (which is incorporated herein by reference to Exhibit 10.7 to the Registrant’s Quarterly Report on Form 10-Q filed with the Commission on July 28, 2011, Commission
File No. 001-34666).
(a)(1)(G)*	Form of Non-U.S. Restricted Stock Unit Agreement and country-specific appendix thereto
(a)(1)(H)*	Screen Shots from Offer Website.
(b)	Not applicable.
(d)(1)	2004 Stock Plan, as amended (which is incorporated herein by reference to Exhibit 10.3 of the Registrant’s Registration Statement on Form S-1 and all amendments thereto (File No. 333-162947)
(d)(2)	2010 Equity Incentive Plan (which is incorporated herein by reference to Exhibit 10.6 of the Registrant’s Registration Statement on Form S-1 and all amendments thereto (File No. 333-162947)
(g)	Not applicable.
(h)	Not applicable.

*	Previously filed as an exhibit to the Schedule TO-I filed with the Securities and Exchange Commission on April 20, 2012, Commission File No. 005-85415.